UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated March 16, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  March 23, 2004             By:  /s/ Bill O. Wood_____________

                                                          Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:     SCV.TSXV
    OTC PINK SHEETS:          SCVTF

SHEWARD 1-31, KING AND ROSSER COMPLETING

March 16, 2004 – Cimarex Energy Company (Cimarex), operator of the Sheward Lease in the Lasley prospect, has notified Sovereign that the Sheward 1-31 well has reached a total depth of 13,205 feet.   Significant hydrocarbon shows were encountered in the following formations:  Prue (Deese), Lower Skinner, Red Fork “A” and Red Fork “D” formations.  Cimarex is presently logging the well and pipe will be set to total depth this week.  Sovereign has a 12.5%+/- working interest in this well.

King #1-32

Cimarex is presently completing this well in the Deese formation and anticipates that the well will be hooked up and selling gas this week.

Rosser #1-11

Questar has started completing the Red Fork “F” formation in the Rosser #1-11.

The three wells mentioned above are the first three wells drilled in 2004.  Additional wells to be drilled in the Lasley Prospect in 2004 are:  Kardokus 4-10, Stray Cat 1-14, Alley Cat 2-14, Williams 2-9, Kardokus 5-10, Tiger 3-15, and Keck 1-30.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.